Exhibit 99.2

News Release

Communiqué de Presse

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Tel. : + 33 (0)1 47 44 58 53

Fax : + 33 (0)1 47 44 58 24

Martin DEFFONTAINES

Karine KACZKA

Magali PAILHE

Patrick GUENKEL

Robert HAMMOND (U.S.)

Tel. : +1 713-483-5070

Fax : +1 713-483-5629

TOTAL S.A.

Capital : 5 944 195 400 €

542 051 180 R.C.S. Nanterre

www.total.com

Total announces its interim dividend for the first quarter 2014

Paris, April 30, 2014 — The Board of Directors of Total approved a first quarter 2014 interim dividend of 0.61 euros per share. This interim dividend, increased by 3.4% compared to the first quarter 2013, is payable in euros according to the following timetable:

Ex-dividend date	September 23, 2014
Record date	September 25, 2014
Payment date	September 26, 2014

American Depositary Receipts (“ADRs”) will receive the first quarter 2014 interim dividend in dollars based on the then-prevailing exchange rate according to the following timetable:

Ex-dividend date	September 18, 2014
Record date	September 22, 2014
Payment date	October 10, 2014

Registered ADR holders may also contact The Bank of New York Mellon for additional information. Non-registered ADR holders should contact their broker, financial intermediary, bank, or financial institution for additional information.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 98,800 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. total.com